BOARD CONSIDERATIONS REGARDING CONTINUATION OF
MANAGEMENT AND SUBADVISORY CONTRACTS
      The Trustees unanimously approved the continuation of the Investment Management Agreement (the 'Agreement') between First Trust
Advisors L.P. (' First Trust') and First Trust/Four Corners Senior Floating Rate Income Fund (the 'Fund') at a meeting held on September 12, 2005.
The Board of Trustees determined that the Agreement is in the best interests of the Fund and its shareholders and that the compensation arrangement set forth in the Agreement is fair and reasonable in light of the nature and extent and quality of the services provided by First Trust and such other matters as the Trustees considered to be relevant in the exercise of their reasonable business judgment, including information provided by First Trust since the Agreement was initially approved in August 2003.
      To reach this determination, the Trustees considered their duties under the Investment Company Act of 1940 (the '1940 Act') as well as under the general principles of state law in reviewing and approving advisory contracts; the requirements of the 1940 Act in such matters; the fiduciary duty of investment advisers with respect to advisory agreements and compensation; the standards used by courts in determining whether investment company boards have fulfilled their duties; and the factors to be considered by the Trustees in voting on such agreements. The Independent Trustees received advice from independent legal counsel. The Trustees also applied their business judgment to determine whether the arrangement between the Fund and First Trust was a reasonable business arrangement from the Fund's perspective as well as from the perspective of its shareholders. In reviewing such arrangement, the Board of Trustees considered factors such as the nature, quality and scope of services provided by First Trust under the Agreement and the fairness of the fee charged, whether the fee level reflects any economies of scale, and any profitability realized by First Trust under the Agreement.
      The Trustees considered the services provided by First Trust, including the overall administration of the Fund and First Trust's oversight of Four Corners Capital Management, LLC ('Four Corners'), the Fund's sub-adviser. The Board considered the experience and skills of the personnel primarily responsible for providing services to the Fund, including the recent additions of personnel with tax and accounting expertise. The Board noted the compliance program that had been developed by First Trust. In light of these considerations and their overall familiarity with First Trust, the Trustees concluded that the services provided by First Trust to the Fund have been and are expected to remain satisfactory.
      The Trustees reviewed data prepared by Lipper Inc., an independent source, showing the management fees and expense ratios of the Fund compared to those of a peer group that included three other closed-end loan participation funds using preferred stock leverage. The Trustees also considered the Fund's management fees and expense ratios as compared to a second peer group of eleven closed-end loan participation funds currently using debt leverage or preferred stock leverage, as selected by First Trust using data compiled by Lipper. The Trustees noted that the Fund's management fees were above the median of the Lipper peer group and below the median of the First Trust-selected peer group, and the Fund's expense ratios were in the third or fourth quintile, depending on which peer group was considered. The Trustees also considered the advisory fees paid to First Trust by similar funds, and noted that First Trust did not provide advisory services to clients other than closed-end funds with investment objectives and policies similar to the Fund. The Trustees also considered the Fund's performance for the one year and since-inception periods ended
June 30, 2005 as compared to that of the other closed-end funds in the peer group and performance universe selected by Lipper and as compared to the peer group and performance universe selected by First Trust. In addition, the Trustees considered the market price and net asset value performance of the Fund since inception, as compared to the average of each peer group.
The Trustees concluded that the Fund's performance was reasonable, particularly in light of the small number of funds managed in a similar 'pure play' style, without a high yield bond component. On the basis of the information provided, the Trustees concluded that the Fund's management fees were reasonable and appropriate in light of the nature, quality and extent of services provided by First Trust.
      The Trustees noted that First Trust had not identified any economies of scale realized by the Fund and had indicated that, for a closed-end fund of this size, any discussion of economies of scale was not meaningful. The Trustees concluded that the management fee schedule reflects an appropriate level of sharing of any economies of scale. The Trustees also considered the costs of the services provided and estimated profits realized by First Trust from its relationship with the Fund for the 2004 calendar year and for the six months ended June 30, 2005, as set forth in the materials provided to the Board. The Trustees also considered profitability data provided by Lipper for other investment advisory firms. The Trustees noted the inherent limitations in the profitability analysis, and concluded that First Trust's profitability appeared to be reasonable in light of the services provided to the Fund. In addition, the Trustees considered and discussed any ancillary benefits derived by First Trust from its relationship with the Fund and noted that First Trust receives no brokerage or soft dollars from the Fund and therefore the typical fall-out benefits are not present. The Trustees concluded that any other fall-out benefits received by First Trust or its affiliates would appear to be attenuated. Based on all of the factors considered, the Trustees concluded that it was in the best interests of the Fund and its shareholders to approve the continuation of the Agreement, including the fees to be charged for the services thereunder.
      At the September 12, 2005 meeting, the Trustees also approved the continuation of the Investment Sub-Advisory Agreement (the 'Sub-
Advisory Agreement') among the Fund, First Trust and Four Corners, after considering the factors discussed above, as well as the following information. The Trustees considered the nature, quality and scope of services provided by Four Corners under the Sub-Advisory Agreement.
They received a presentation from one of the Fund's portfolio managers and Four Corners' chief financial officer and head of analytics, and also took into consideration prior contacts with representatives of Four Corners. They concluded that Four Corners had managed the Fund consistent with its investment objectives and policies. The Trustees considered the subadvisory fee rate (which is paid by First Trust out of the management fee it receives from the Fund) as compared to the sub-advisory fees of two other sub-advised loan participation funds that use preferred stock leverage, based on data provided by Lipper, and noted that the sub-advisory fee rate was the highest of the three funds, but that the Fund's assets were significantly smaller than those of the other two funds. The Trustees also considered information provided by Four Corners as to the fees it charges to other clients, which generally were higher than those it receives under the Sub-Advisory Agreement. The Trustees considered that Four Corners' investment services expenses are primarily fixed, and that Four Corners had added personnel in the past year to improve the quality and consistency of service. Based on the information provided, the Trustees concluded that the sub-advisory fees were reasonable. The Trustees considered the sub-advisory fee rate and how it related to the overall management fee structure of the Fund. The Trustees considered that the sub-advisory fee rate was negotiated at arm's length between First Trust and Four Corners, an unaffiliated third party, and that First Trust compensates Four Corners from its fees. The Trustees also considered data provided by Four Corners as to the estimated profitability of the Sub-Advisory Agreement to Four Corners, noting that the method used to allocate expenses was not a typical practice of Four Corners'. The Trustees noted the inherent limitations in this profitability analysis and concluded that the profitability analysis for First Trust was more relevant. The Trustees noted that Four Corners does not maintain any soft-dollar arrangements and that Four Corners indicated that it does not receive any material fall-out benefits from its relationship to the Fund. Based on all of the factors considered, the Trustees concluded that it was in the best interests of the Fund and its shareholders to approve the continuation of the Sub-Advisory Agreement, including the fees to be charged for the services thereunder.
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